SD 6/10

02022382

UF 6-7-02

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED MAY 30 2002 WASH. D.C. 152 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 032165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANDREWS SECURITY CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 WEST AVENUE
(No. and Street)

DARIEN (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT L. ANDREWS (203) 656-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO & ASSOCIATES, L.L.P. ATTN: JOHN FULVIO
(Name – *if individual, state last, first, middle name*)

60 EAST 42nd STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

UF 6-25-02

OATH OR AFFIRMATION

I, ROBERT L. ANDREWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDREWS SECURITY CORP., as of MARCH 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres.

Title

SONYA NEILSEN
NOTARY PUBLIC
My Commission Expires July 31, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Accountant's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREWS SECURITY CORP.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Andrews Security Corp.

We have audited the accompanying statement of financial condition of Andrews Security Corp. (the "Company") as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States if America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Andrews Security Corp. as of March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
May 13, 2002

ANDREWS SECURITY CORP.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash in Banks	$ 6,563
TOTAL ASSETS	$ 6,563

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	$ -
TOTAL LIABILITIES	-
SHAREHOLDER'S EQUITY:	
Common Stock:	
$1 Par Value, 5000 Shares Authorized,	
1,000 Shares Issued and Outstanding	1,000
Additional Paid in Capital	40,929
Retained Earnings	(35,366)
TOTAL SHAREHOLDER'S EQUITY	$ 6,563
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,563

The accompanying notes are an integral part of these financial statements.

ANDREWS SECURITY CORP.
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2002

NOTE 1. THE COMPANY

Andrews Security Corp. (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

NOTE 2. NET CAPITAL COMPUTATION

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As applied to the Company, the Rule requires minimum net capital of $5,000. As of March 31, 2002, the Company has excess net capital of $1,563.

NOTE 3. INCOME TAXES

The Company is not subject to federal income tax as there is a net operating loss for the year. The State of Connecticut has a $250 minimum tax.

NOTE 4. USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.